

June 20, 2014

Via Email
Mr. James Yersh
Chief Financial Officer
BlackBerry Limited
2200 University Avenue East
Waterloo, Ontario
Canada, N2K 0A7

> **Re:** **BlackBerry Limited**
> **Form 40-F for the Fiscal Year Ended March 1, 2014**
> **Filed March 28, 2014**
> **File No. 000-29898**

Dear Mr. Yersh:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended March 1, 2014

Exhibit 1.2

Financial Statements

Consolidated Statements of Operations

1. We note that your hardware and other cost of sales included $782 million inventory write-down of your Blackberry Z10 devices and supply commitments and $1.6 billion inventory write-down of your Blackberry 10 devices. Please tell us why such write-downs were not separately presented on the face of the financial statement pursuant to ASC 330-10-50-2 and ASC 330-10-50-5.

Note 1. Critical Accounting Estimates

Revenue Recognition, page 10

2. Please refer to the last sentence. Tell us in detail why the revenues from your Blackberry 10 and 7 devices in certain regions are recognized when such devices sell through to the end customers. It appears you are referring to hardware products revenues with price protection provisions. If so, the disclosure should be clarified to inform an investor that you are referring to the price protection provisions previously disclosed. In addition, tell us why this revenue recognition policy is limited to certain regions. If you expect this trend to significantly impact your future financial condition and results of operations, please provide a discussion of such impact in your MD&A.

Note 3. Cash, Cash Equivalents and Investments, page 12

3. Please tell us how you are accounting for your securities lending arrangements including the related collateral. Refer to your basis in the accounting literature.

Exhibit 1.3

Management's Discussion and Analysis of Financial Condition and Results of Operations Fiscal year ended March 1, 2014 compared to fiscal year ended March 2, 1013

Accounting Policies and Critical Accounting Estimates

Critical Accounting Estimates, page 11

4. We note that significant judgment is applied to determine whether shipments of your devices have met your revenue recognition criteria. Please expand to discuss your methods, assumptions and estimates used in your recognition of hardware devices revenues.

Service Revenue, pages 18

5. We note that you expect your future service revenues to decrease significantly due to the reduction in SAF. Please disclose the amount and percentage of SAF included in service revenues for fiscal 2014 as compared to fiscal 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at 202-551-3384 or Joseph Kempf, Senior Staff Accountant, at 202-551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at 202-551-3415 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director